Filed Pursuant to Rule 433
Registration Statement No. 333-231751

ACCELERATED RETURN NOTES® (ARNs®)

ARNs® Linked to a Basket of Three Financial Sector Stocks
Issuer	The Toronto-Dominion Bank (“TD”)
Principal Amount	$10.00 per unit
Term	Approximately 14 months
Market Measure
An approximately equally weighted basket of three financial sector stocks comprised of the common stock of each of Morgan Stanley (NYSE symbol: “MS”), The Goldman Sachs Group, Inc. (NYSE symbol: “GS”) and JPMorgan Chase & Co. (NYSE symbol: “JPM”) (each, a “Basket Stock”).

Payout Profile at Maturity	• 3-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value • 1-to-1 downside exposure to decreases in the Market Measure, with up to 100.00% of your principal at risk
Capped Value	[$12.00 to $12.40] per unit, a [20.00% to 24.00%] return over the principal amount, to be determined on the pricing date.
Investment Considerations
This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes, and are willing to accept a capped return, take full downside risk and forgo interim interest payments.

Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/0000947263/000114036121023095/brhc10026233_fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•          Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•          Payments on the notes are subject to the credit risk of TD, and actual or perceived changes in the creditworthiness of TD are expected to affect the value of the notes. If TD becomes unable to meet its financial obligations as they become due, you may lose some or all of your investment.
•          Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Basket Stocks.
•          Changes in the prices of one or more of the Basket Stocks may be offset by changes in the prices of the other Basket Stocks.
•          The initial estimated value of the notes on the pricing date will be less than their public offering price.
•          The initial estimated value of your notes is not a prediction of the prices at which you may sell your notes in the secondary market, if any exists, and such secondary market prices, if any, will likely be less than the public offering price of your notes, may be less than the initial estimated value of your notes and could result in a substantial loss to you.
•          You will have no rights of a holder of the Basket Stocks, and you will not be entitled to receive any shares of the Basket Stocks or dividends or other distributions by the issuers of the Basket Stocks.
•          The issuer, MLPF&S, BofAS and their respective affiliates do not control any Underlying Company and have not verified any disclosure made by any Underlying Company. No Underlying Company will have any obligations relating to the notes.
•          The Redemption Amount will not be adjusted for all corporate events that could affect the Basket Stocks.
•          The stocks included in the Basket are concentrated in one sector.
•          Adverse conditions in the financial sector may reduce your return on the notes.
•          Economic conditions have adversely impacted the stock prices of many companies in the financial services sector, and may do so during the term of the notes.
The final terms of the notes will be set on the pricing date within the given range. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)).  The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-50.00%	$5.00	-50.00%
-30.00%	$7.00	-30.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
-5.00%	$9.50	-5.00%
-3.00%	$9.70	-3.00%
0.00%	$10.00	0.00%
2.00%	$10.60	6.00%
5.00%	$11.50	15.00%
7.34%	$12.20(1)	22.00%
10.00%	$12.20	22.00%
20.00%	$12.20	22.00%
30.00%	$12.20	22.00%
40.00%	$12.20	22.00%
50.00%	$12.20	22.00%
100.00%	$12.20	22.00%

(1)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.
TD has filed a registration statement (including a product supplement and a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that TD has filed with the SEC, for more complete information about TD and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, TD, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.